
07076191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
OCT 26 2007
WASH, D.C.
209
SECTION

FORM CB

Tender Offer/Rights Offering
Notification Form

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) .... ☐

Securities Act Rule 802 (Exchange Offer) .... ☒

Exchange Act Rule 13e-4(h) (Issuer Tender Offer) .... ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer).............................. ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) .... ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Mitsubishi Shindoh Co., Ltd.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Mitsubishi Materials Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Masahiko Iinuma, General Manager
Administration Department
3 Banchi, Nibancho, Chiyoda-ku, Tokyo 102-8550, Japan
+81-3-3264-1230

(Name, Address (including zip code) and Telephone Number (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 26, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I–INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) Not applicable.

(b) Not applicable.

Item 2. Informational Legends.

The legends required under Rule 802(b) under the Securities Act of 1933, as amended, are included in Exhibit 1.

PART II–INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the press release dated October 26, 2007 attached as Exhibit 1.

PART III–CONSENT TO SERVICE OF PROCESS

Mitsubishi Materials Corporation is concurrently filing with the Commission a written irrevocable consent and power of attorney on Form F-X dated October 26, 2007.

PART IV–SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By:
Name Yoichi Taguchi
Title: Managing Director

Dated: October 26, 2007

Exhibit Index

Exhibit	Description
1.	English translation of press release, dated October 26, 2007 and submitted to the Tokyo Stock Exchange, Inc., announcing a share exchange agreement between Mitsubishi Materials Corporation and Mitsubishi Shindoh Co., Ltd. to make Mitsubishi Shindoh Co., Ltd. a wholly owned subsidiary of Mitsubishi Materials Corporation.

Exhibit 1.

October 26, 2007

To whom it may concern,

Company name	Mitsubishi Materials Corporation
Representative's name	Akihiko Ide, President
(Securities Code No.: 5711 1st Section of Tokyo Stock Exchange and Osaka Securities Exchange)	
Contact	Toru Suzuki, Deputy General Manager, Corporate Communications and IR Department (TEL: +81-3-5252-5206)

Company name	Mitsubishi Shindoh Co., Ltd.
Representative's name	Masahiro Nishida, President
(Securities Code No.: 5771 1st Section of Tokyo Stock Exchange)	
Contact	Masahiko Iinuma, General Manager, Administration Department (TEL: +81-3-3264-1230)

Regarding Making Mitsubishi Shindoh a Wholly Owned Subsidiary of Mitsubishi Materials

Mitsubishi Materials Corporation (hereinafter "Mitsubishi Materials") and Mitsubishi Shindoh Co., Ltd. (hereinafter "Mitsubishi Shindoh") announced today that Mitsubishi Materials and Mitsubishi Shindoh have signed a share exchange agreement to make Mitsubishi Shindoh a wholly owned subsidiary of Mitsubishi Materials, with each company having resolved such at meetings of their respective boards of directors held today.

The effective date of the share exchange agreement will be February 1, 2008, subject to approval by Mitsubishi Shindoh's shareholders at an extraordinary general meeting of shareholders to be held on December 21, 2007. Mitsubishi Materials will use a simplified share exchange procedure that does not require the approval of a general meeting of its shareholders pursuant to Article 796, Paragraph 3, of the Corporation Law. Mitsubishi Shindoh's stock will be delisted as of January 28, 2008, prior to February 1, 2008, the effective date of the share exchange agreement.

Additionally, Mitsubishi Materials signed a similar share exchange agreement to make Sambo Copper Alloy Co., Ltd. (¥2.5 billion in capital; Takao Hashida, President; hereinafter "Sambo Copper Alloy") a wholly owned subsidiary. (For details of that share exchange agreement, refer to the news release issued today by Mitsubishi Materials.) Mitsubishi Shindoh is scheduled to merge with Sambo Copper Alloy by April 1, 2008, after the share exchange procedure with Mitsubishi Materials is completed. (The merger will be officially determined and publicly announced in February 2008 or later.)

1. Purpose of Making Mitsubishi Shindoh a Wholly Owned Subsidiary via a Share Exchange

The copper business of the Mitsubishi Materials Group has established an integrated operating structure from mining to making fabricated copper products and recycling. In particular, Mitsubishi Shindoh and Sambo Copper Alloy produce high-value-added products in collaboration with Mitsubishi Materials from the development stage of copper alloy materials. Mitsubishi Shindoh's wide range of precision terminal/connector materials and lead frame materials bound for the automobile and information and electronics markets are of first-tier quality and performance. Furthermore, *Eco Brass**, which Sambo Copper Alloy manufactures and sells, is highly regarded in Japan and overseas as an eco-friendly new material. Meanwhile, customer needs are increasingly diversified, sophisticated and complex, thereby requiring the unique, demanding characteristics of thinner and lighter materials operable under the harsh operating environments of the automobile and electronics industries. Moreover, a more stable and swifter global supply system has become an essential requirement of customers along with the expansion of emerging markets, such as China.

Given this environment, Mitsubishi Materials, Mitsubishi Shindoh and Sambo Copper Alloy agreed to a study regarding a business alliance for the copper alloy business on July 28, 2006 for the purpose of enhancing the strength of product development, cost competitiveness and marketing capabilities in the pursuit of joint development and/or effective utilization of production facilities. As a result, the three parties agreed on a shared recognition that synergies could be maximized if Mitsubishi Shindoh and Sambo Copper Alloy became wholly owned subsidiaries of their parent company, Mitsubishi Materials, and subsequently merged. Accordingly, Mitsubishi Materials and Mitsubishi Shindoh today have agreed to the aforementioned share exchange.

By becoming wholly owned subsidiaries of Mitsubishi Materials and through the intended subsequent merger, the new corporation to be derived from Mitsubishi Shindoh and Sambo Copper Alloy will be the leading player in the domestic copper alloy industry with synergies as outlined below:

1) Making unified and swift management decisions, as well as strengthening the vertical intra-group value chain;

2) Increasing earnings with efficient capital investments in local production plants in eastern and western Japan, and by establishing a more flexible, strategic and risk-responsive production system;

3) Reinforcing development capabilities by gathering development resources and enhancing marketing functions; and

4) Accelerating an overseas presence by gathering group wide management resources.

To carry out these measures, a scale-up expansion and a further increase in the competitive edge of the group's copper processing business, one of the three mainstays together with mines and smelting/refining, are highly expected in the metals sector. Thus, the three existing corporations would like to meet the expectations of the current shareholders of Mitsubishi Shindoh and Sambo Copper Alloy, who will become shareholders of Mitsubishi Materials as a result of the exchange, thereby also meeting the expectations of Mitsubishi Materials' current shareholders.

To ensure the fairness and appropriateness of the share exchange ratio, Mitsubishi Materials and Mitsubishi Shindoh each (a) conducted due-diligence using outside experts and (b) received and reviewed a calculation of the share exchange ratio by their respective third-party advisors. Following the results, Mitsubishi Materials and Mitsubishi Shindoh carefully considered the share exchange figures with reference to the calculation results on the share exchange ratio, and both parties approved the final share exchange ratio as reasonable and acceptable for their respective shareholders at meetings of their respective boards of directors held today and signed the share exchange agreement today as well.

In order to avoid any conflict of interests with minority shareholders, at the Mitsubishi Shindoh's board of directors meeting, Mitsubishi Materials' director who concurrently serves as a director of Mitsubishi Shindoh was not present at the deliberations or resolution of the share exchange agreement. Additionally, at the Mitsubishi

---

* *Eco Brass* is a new lead-free copper alloy that ensures excellent cutting performance. It excels in machining performance, such as cutting and forging with high strength, and has resolved issues such as stress corrosion cracking and dezincification corrosion.

Shindoh board of directors meeting, Mitsubishi Materials' senior executive officer who concurrently serves as Mitsubishi Shindoh's auditor was not present at the deliberations of the share exchange agreement.

Pursuant to the share exchange agreement, Mitsubishi Shindoh's stock will be delisted as of January 28, 2008, prior to February 1, 2008, the effective date of the share exchange agreement.

Figure: Vertical value chain of the Mitsubishi Materials' metals business


Copper Business
Current Copper Business Structure of the Group
Mines
Smelting Refining
Copper processing
Making copper alloys
Overseas copper mines
Copper ore
Copper ore
Naoshima Smelter & Refining
Onahama Smelting & Refining Co.,Ltd.
Electrolytic
Recycling
Electrolytic
Sakai Plant
Onahama Smelting & Refining Co.,Ltd.
Copper ingots
Copper ingots
Sambo Copper Alloy
Mitsubishi Shindoh
Copper alloy products
Copper alloy products
Users
Becoming wholly owned subsidiaries
⇒ Merger
Copper Alloy Business after the Merger
Japan's leading company in the domestic copper alloy industry
Production system with plants in East Japan and West Japan (Aizu-Wakamatsu and Sakai)
↓
Efficient production increase of high-performance copper strips
More flexible, strategic and risk-responsive production system
Development of high copper alloys for strips and Excellent rolling technologies (Mitsubishi Shindoh)
+
Development of brass alloys for bars, plates, and strips, and Grain refining technology (Sambo Copper Alloy)
+
Development of forming, melting and casting technologies (Mitsubishi Materials Corporation)
↓
Further enhancement of the world's top-rated alloy development capability
Copper alloy products
Users

2. Outline of the Share Exchange

(1) Schedule for the share exchange

1) October 26, 2007	Resolution of the board of directors regarding the share exchange agreement (Mitsubishi Materials and Mitsubishi Shindoh)
2) October 26, 2007	Signing of the share exchange agreement
3) November 12, 2007 (tentative)	Reference date for an extraordinary general meeting of shareholders (Mitsubishi Shindoh)
4) December 21, 2007 (tentative)	Extraordinary general meeting of shareholders for the approval of the share exchange agreement (Mitsubishi Shindoh)
5) January 28, 2008 (tentative)	Mitsubishi Shindoh's stock to be delisted
6) February 1, 2008 (tentative)	Due date for the proposed share exchange (effective date)

7) March 2008 (tentative) Issue date of Mitsubishi Materials' share certificates

Notes:

1. Mitsubishi Shindoh is scheduled to merge with Sambo Copper Alloy by April 1, 2008, after becoming a wholly owned subsidiary of Mitsubishi Materials through the share exchange.
2. Mitsubishi Materials will use a simplified share exchange procedure that does not require the approval of a general meeting of its shareholders according to Article 796, Paragraph 3, of the Corporation Law.
3. The "due date" for the share exchange above is subject to change by the mutual agreement of Mitsubishi Materials and Mitsubishi Shindoh.

(2) Share exchange ratio

Company	Mitsubishi Materials (wholly owning parent)	Mitsubishi Shindoh (wholly owned subsidiary)
Share exchange ratio	1	0.56

Notes:

1. Allotment ratio of shares

   Mitsubishi Materials will issue 0.56 shares for each share of Mitsubishi Shindoh common stock. However, Mitsubishi Materials will not issue any shares for the 31,977,199 shares of Mitsubishi Shindoh's common stock that Mitsubishi Materials currently holds.
2. Number of new shares to be issued by the share exchange

   Shares of common stock: 17,204,582 shares (truncated to the nearest share)

(3) Basis of calculation for the share exchange ratio

1) Basis and details of the computation

To ensure the fairness and appropriateness of the share exchange ratio to be calculated in the share exchange, Mitsubishi Materials designated Mitsubishi UFJ Securities, Co., Ltd. (hereinafter "Mitsubishi UFJ Securities") and Mitsubishi Shindoh designated GCA Corporation (hereinafter "GCA") as their respective third-party institutions to perform the calculation of the share exchange ratio.

To calculate the value of the stock of the respective companies, Mitsubishi UFJ Securities adopted the market value average method for Mitsubishi Materials, and the market value average method, the multiple method (a method which applies multiples to the comparable company's financial metrics) and the discounted cash flow (DCF) method for Mitsubishi Shindoh.

Based on each evaluation method, Mitsubishi UFJ Securities calculated that the number of Mitsubishi Materials shares to be allotted in exchange for each share of Mitsubishi Shindoh is as shown in the table below:

	Range of share exchange ratio
Market value average method	0.41–0.52
Multiple method	0.38–0.56
DCF method	0.42–0.64

In applying the market value average method, Mitsubishi UFJ Securities adopted the average closing price per share on all trading days during the six-month, three-month and one-month periods ending on October 19, 2007, the reference date for evaluation for both Mitsubishi Materials and Mitsubishi Shindoh.

In calculating the share exchange ratio, Mitsubishi UFJ Securities basically assumed and relied on the accuracy and completeness of information supplied by both companies and publicly disclosed information made available to it and did not verify such information independently. It was assumed that there was no fact undisclosed to Mitsubishi UFJ Securities that might have a significant effect on its calculation of the share exchange ratio. Moreover, Mitsubishi UFJ Securities has not undertaken an independent evaluation, appraisal or assessment of any assets or liabilities (including contingent liabilities) of Mitsubishi Materials or Mitsubishi Shindoh (or their respective affiliates) and has not requested any such evaluation or appraisal from any other third-party. With respect to the financial forecast information of both companies, Mitsubishi UFJ Securities assumed that it has been reasonably prepared with the best currently available estimates and judgment of the management teams of Mitsubishi Materials and Mitsubishi Shindoh.

To calculate the value of the stock of the respective companies, GCA adopted the market value average method for Mitsubishi Materials, and the market value average method, the multiple method (a method which applies multiples to the comparable company's financial metrics) and the discounted cash flow (DCF) method for Mitsubishi Shindoh.

As for the financial projections being the basis of the DCF analysis, a considerable increase or decrease in earnings is not expected.

Based on each evaluation method, GCA calculated that the number of Mitsubishi Materials shares to be allotted in exchange for each share of Mitsubishi Shindoh is as shown in the table below.

	Range of share exchange ratio
Market value average method	0.41–0.52
Multiple method	0.51–0.78
DCF method	0.48–0.75

In applying the market value average method, GCA adopted the average closing price per share on all trading days during the six-month, three-month and one-month periods ending on October 19, 2007, the reference date for evaluation for both Mitsubishi Materials and Mitsubishi Shindoh.

In calculating the share exchange ratio, GCA basically assumed and relied on the accuracy and completeness of information supplied by both companies and publicly disclosed information made available to it and did not verify such information independently. It was assumed that there was no fact undisclosed to GCA that might have significant effect on its calculation of the share exchange ratio. Moreover, GCA has not undertaken an independent evaluation, appraisal or assessment of any assets or liabilities (including contingent liabilities) of Mitsubishi Materials or Mitsubishi Shindoh (or their respective affiliates) and has not requested any such evaluation or appraisal from any other third-party. With respect to the financial forecast information of both companies, GCA assumed that it has been reasonably prepared with the best currently available estimates and judgment of the management teams of Mitsubishi Materials and Mitsubishi Shindoh.

Mitsubishi Materials and Mitsubishi Shindoh carefully considered the share exchange figures with reference to the calculation results on the share exchange ratio, which were submitted by the respective aforementioned third-party advisors and, as a result of subsequent negotiations and discussions, both parties approved the final share exchange ratio as reasonable and acceptable for their respective shareholders at meetings of their respective boards of directors held on October 26, 2007 and signed the share exchange agreement today as well.

The share exchange ratio is subject to change by the mutual agreement of both companies in the event of a substantial change to any conditions on which the calculation is based.

2) Relations with third-party advisors

Mitsubishi UFJ Securities is not a related party of Mitsubishi Materials or Mitsubishi Shindoh. Likewise, GCA is not a related party of Mitsubishi Materials or Mitsubishi Shindoh.

(4) Treatment of stock acquisition rights and bonds with stock acquisition rights of Mitsubishi Shindoh

Mitsubishi Shindoh has not issued any stock acquisition rights or bonds with stock acquisition rights.

3. Overview of Mitsubishi Materials and Mitsubishi Shindoh (as of June 30, 2007)

(1)	Company name	Mitsubishi Materials (wholly owning parent company)	Mitsubishi Shindoh (wholly owned subsidiary)
(2)	Line of business	Manufacture and sales of cement and secondary cement products; smelting/refining, processing and sales of copper, gold, silver and other metals; manufacture and sales of cemented carbide products for metal fabrication, diamond-cutting tools, powder metallurgy products and high-performance alloy products; and manufacture and sales of electronic materials and components and polycrystalline silicon	Manufacture and sales of copper and copper alloy products, fabricated products, and thin-film products
(3)	Date of establishment	April 1, 1950	May 20, 1925
(4)	Location of head office	1-5-1, Otemachi, Chiyoda-ku, Tokyo	3, Niban-cho, Chiyoda-ku, Tokyo
(5)	Representative	Akihiko Ide, President	Masahiro Nishida, President
(6)	Capital	¥119,457 million	¥8,713 million
(7)	Shares issued	1,252,092,486	62,699,667

(8)	Net assets	¥493,127 million	¥18,804 million
(9)	Total assets	¥1,852,598 million	¥52,560 million
(10)	Fiscal term-end	March 31	March 31
(11)	Number of employees	19,631 (consolidated) (as of March 31, 2007)	1,390 (consolidated) (as of March 31, 2007)
(12)	Major customers	Users in Japan and overseas of cement, copper, processed metal products, aluminum, electronic parts, electronic materials, energy systems and other products	Users in Japan and overseas of the automobile, semiconductor and other industries
(13)	Principal shareholders and shareholding ratios	Japan Trustee Services Bank, Ltd.: 8.2% The Master Trust Bank of Japan, Ltd.: 6.3% The Bank of Tokyo-Mitsubishi UFJ, Ltd.: 2.9% (as of March 31, 2007)	Mitsubishi Materials Corporation: 51.0% The Master Trust Bank of Japan, Ltd.: 2.6% Japan Trustee Services Bank, Ltd.: 1.3% (as of March 31, 2007)
(14)	Major correspondent banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd., and Mitsubishi UFJ Trust and Banking Corporation	The Bank of Tokyo-Mitsubishi UFJ, Ltd., and Mitsubishi UFJ Trust and Banking Corporation

(15)	Relationships between the companies concerned	Capital relations	Mitsubishi Materials holds 51.0% of Mitsubishi Shindoh's issued and outstanding shares. Mitsubishi Shindoh holds no Mitsubishi Materials' shares.
		Human relations	A director and an advisor of Mitsubishi Materials currently sit as directors on the Mitsubishi Shindoh board of directors. In addition, a senior executive officer of Mitsubishi Materials currently assumes the position of auditor of Mitsubishi Shindoh.
		Business relations	Mitsubishi Materials sells electrolytic copper, ingot copper and other products to Mitsubishi Shindoh.
		Relevance to related party	Mitsubishi Shindoh is a consolidated subsidiary of Mitsubishi Materials.

(16) Financial results for the most recent three fiscal years

	Mitsubishi Materials (wholly owning parent company) (consolidated)			Mitsubishi Shindoh (wholly owned subsidiary) (consolidated)		
Fiscal term	Year ended Mar 2005	Year ended Mar 2006	Year ended Mar 2007	Year ended Mar 2005	Year ended Mar 2006	Year ended Mar 2007
Net sales	984,776	1,143,699	1,452,108	39,874	46,695	69,513
Operating profit	54,084	68,981	78,758	2,591	3,285	3,781
Ordinary income	50,505	80,759	107,188	2,119	2,899	3,330
Net income	16,374	58,802	71,382	598	1,623	1,937
Net income per share (yen)	14.44	51.73	60.33	10.51	27.24	30.91
Dividend per share (yen)	3.0	4.0	6.0	5.0	7.0	6.0
Net assets per share (yen)	174.18	265.15	329.35	224.42	276.75	298.64

(Millions of yen)

4. Parent Company Information after the Share Exchange

(1)	Company name	Mitsubishi Materials Corporation
(2)	Line of business	Manufacture and sales of cement and secondary cement products; smelting/refining, processing and sales of copper, gold, silver and other metals; manufacture and sales of cemented carbide products for metal fabrication, diamond-cutting tools, powder metallurgy products and high-performance alloy products; and manufacture and sales of electronic materials and components and polycrystalline silicon
(3)	Location of head office	1-5-1, Otemachi, Chiyoda-ku, Tokyo
(4)	Representative	Akihiko Ide, President
(5)	Capital	¥119,457 million
(6)	Total assets	Not determined at present
(7)	Net assets	Not determined at present
(8)	Fiscal term-end	March 31

(9) Outline of accounting treatment

As a category under the transactions commonly controlled by both parties, the share exchange is expected to fall under a transaction with minority shareholders. The value of goodwill that will be generated in connection with the share exchange has not been determined at present.

(10) Impact of the share exchange on financial results

As Mitsubishi Shindoh is a consolidated subsidiary of Mitsubishi Materials, the effects of the share exchange on financial results are considered to be insignificant either on a consolidated or nonconsolidated basis.

Mitsubishi Materials and Mitsubishi Shindoh are Japanese companies. Information distributed in connection with the proposed share exchange transaction is subject to Japanese disclosure requirements that are different from those of the United States. Financial statements included herein have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies are located in Japan, and some or all of their officers or directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the companies may purchase shares of Mitsubishi Shindoh otherwise than under the share exchange, such as in open market or privately negotiated purchases.

END